UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

Xos, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

98423B 108

(CUSIP Number)

gIORDANO sORDONI

Xos, Inc.

3550 Tyburn Street, Unit 100

Los Angeles, CA 90065

TELEPHONE: (818) 316-1890

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 20, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G65305107

1.	Name of Reporting Person Giordano Sordoni
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	Source of Funds (see instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 23,253,816
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 23,253,816
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,253,816
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 14.3%(1)
14.	Type of Reporting Person (see instructions) IN

(1)	Based on approximately 162,184,621 shares of the Issuer’s common stock outstanding as of August 20, 2021 as reported in the Issuer’s Form 8-K Current Report filed with the SEC on August 26, 2021.

Item 1. Security and Issuer

(a)	This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value $0.0001 per share (“Common Stock”) of Xos, Inc., a Delaware corporation (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 3550 Tyburn Street, Unit 100, Los Angeles, CA 90065.

Item 2. Identity and Background

(a)	Giordano Sordoni, an individual (“Reporting Person”)

(b)	The address of the principal place of business of the Reporting Person is Xos, Inc. 3550 Tyburn Street, Unit 100, Los Angeles, CA 90065.

(c)	The principal business of the Reporting Person is Chief Operating Officer and director of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Sordoni is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person beneficially owns 23,253,816 shares of Common Stock of the Issuer as reflected in this Schedule 13D. The consideration used to acquire beneficial ownership of the shares of Common Stock of the Issuer consisted of securities of Xos, Inc. (“Legacy Xos”). The Reporting Person acquired the shares of Common Stock pursuant to the Agreement and Plan of Merger, dated as of February 21, 2021, as amended on May 14, 2021 (the “Agreement”), by and among NextGen Acquisition Corporation (“Acquiror”), Sky Merger Sub I, Inc., a Delaware corporation and a wholly-owned subsidiary of Acquiror (“Merger Sub”) and Legacy Xos, pursuant to which Merger Sub merged (the “Merger”) with and into Legacy Xos, hereupon the separate existence of Merger Sub ceased and Xos became the surviving company and continued in existence as a subsidiary of Acquiror, which subsequently changed its name to Xos, Inc. The Reporting Person used personal funds in order to acquire the securities of Legacy Xos.

Item 4. Purpose of Transaction

The information provided in response to Item 3 hereof is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a) – (b) The information relating to the beneficial ownership of Common Stock by the Reporting Person set forth in Rows 7 through 13 of the cover page hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover page filed herewith are calculated based upon 162,184,621 shares of Common Stock outstanding, as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 26, 2021.

(c) Except as set forth in Item 4 hereof, the Reporting Person has not affected any transactions in the Common Stock in the sixty (60) days preceding the date of this Schedule 13D.

(d) Except as set forth in Item 6 hereof, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.

(e) Not applicable.

The information in Items 4 and 6 hereof is incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the arrangements described below, the information furnished in Item 3 is incorporated into this Item 6 by reference.

Lock-Up Agreement

The information in Items 2 and 3 is incorporated by reference herein.

In connection with the Business Combination, on August 20, 2021 (the “Closing Date”), Mr. Sordoni entered into a lock-up agreement (the “Lock-Up Agreement”) pursuant to which he will be contractually restricted from selling or transferring any of (i) shares of Common Stock held by him immediately following the closing of the Business Combination (the “Closing”) and (ii) any shares of Common Stock that result from converting securities he held immediately following the Closing (the “Lock-Up Shares”). Such restrictions begin on Closing Date and end on the date that is 180 days after the Closing Date. Additionally, Mr. Sordoni agreed to additional lock-up restrictions beyond those described above. During the term beginning on the 180th day after the Closing Date and ending two years following the Closing Date, Mr. Sordoni is only permitted to sell his Lock-Up Shares via written trading plans in compliance with Rule 10b5-1 under the Exchange Act.

In connection with the Business Combination, on the Closing Date, the Company, Mr. Sordoni and certain other parties entered into the Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”), pursuant to which the Company agreed to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Common Stock and other equity securities of Xos that are held by the parties thereto from time to time, subject to the restrictions on transfer therein. The A&R Registration Rights Agreement will terminate on the earlier of (i) the tenth anniversary of the date of the A&R Registration Rights Agreement or (ii) with respect to any party thereto, on the date that such party no longer holds any Registrable Securities (as defined therein).

Item 7. Material to be Filed as Exhibits

Description

1.	Form of Lockup Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on August 26, 2021)

2.	Amended and Restated Registration Rights Agreement, dated August 20, 2021 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on August 26, 2021)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 30, 2021

/s/ Kim Merritt, Attorney-in-Fact for Giordano Sordoni
Giordano Sordoni

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